Trust for Professional Managers
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 10, 2023

VIA EDGAR TRANSMISSION

Mr. John Kernan
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401

Dear Mr. Kernan:

This correspondence is being filed in response to the oral comments provided to Jay Fitton of U.S. Bank Global Fund Services on April 10, 2023 regarding your review of the recent shareholder reports filed on Form N-CSR, prospectuses and fund websites for series of the Trust (each, a “Fund,” and collectively, the “Funds”). For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

The Trust’s responses to your comments are as follows:

Comments with respect to the Performance Trust Strategic Bond Fund

1.    Comment:    Please enhance the disclosure in the Statement of Operations and Notes to Financial Statements for sub-transfer agent (“sub-TA”) fees per regulation SX 6-07(2)(b), which requires any other expense item, the amount of which exceeds 5% of the total expenses, to be stated separately. The Staff notes that the only specific reference to sub-TA fees is in the form of a footnote to Note 6 “Related Party Transactions.” Enhanced disclosure would compliment disclosure included in the Statement of Additional Information and to understand the inclusion of sub-TA fees, consistent with ASC 946-220-45-1.

Response:    The Trust responds by supplementally stating that future filings will have enhanced disclosure in the Statement of Operations and Notes to Financial Statements regarding sub-TA fees, to the extent such fees exceed 5% of the Fund’s total expenses.

2.    Comment:    In addition, please confirm whether sub-TA fees are accounted for at the Fund or Class level. If the fees are accounted for at the Fund level, please explain the basis for this accounting treatment as these fees are generally identifiable at the Class level. If the fees are accountable at the Class level, please consider presenting a Class level breakdown for sub-TA fees on the Statement of Operations.

Response:    The Trust responds by supplementally stating that, in accordance with the Fund’s Rule 18f-3 Plan, the fees are accountable at the Fund level. The fees are then allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund, similar to the treatment of the Fund’s other operating expenses.

Comments with respect to the CrossingBridge Low Duration High Yield Fund

3.    Comment:    Please enhance the Fund’s principal investment strategies disclosure in the Prospectus to describe the investment techniques employed to limit risk consistent with the preservation of capital.

Response: The Trust responds by supplementally stating that the Fund’s investment adviser undertakes the following activities to actively limit risk consistent with the preservation of capital: (1) actively managing a lower duration portfolio to help limit interest rate risk; (2) actively managing overall portfolio liquidity; (3) maintaining a diversified fund limiting concentration; (4) limiting derivative usage to help reduce counter-party risk; and (5) limiting emerging markets exposure. The Trust further responds that future Prospectus filings for the Fund will include enhanced disclosure in the principal investment strategies section.

Comments with respect to the CrossingBridge Pre-Merger SPAC ETF

4.    Comment:    The management discussion of fund performance (“MDFP”) should be enhanced to include a discussion of the performance contribution of the equity upside component of the Fund’s investment strategy. The Staff notes that the MDFP does not discuss this important component of the Fund’s investment strategy, except for a reference to the Fund having realized and unrealized gains during the period. Please explain how the Fund will address the form requirements, pursuant to Item 27(b)(7) of Form N-1A.

Response: The Trust responds by supplementally stating that a significant component of the Fund’s return is derived from purchasing SPACs at a discount to their trust value in addition to the interest earned on the treasuries (or equivalents) within the trust account and future filings will include enhanced disclosure in the MDFP evidencing the same. The Trust further responds by stating that, consistent with the requirements of Item 27(b)(7) of Form N-1A, the MDFP will include a discussion of the equity upside component of the Fund’s investment strategy if that materially affects the Fund’s performance during the fiscal period covered by the shareholder report.

Comments with respect to the CrossingBridge Funds

5.    Comment:    Please enhance the Funds’ description of the valuation techniques used in fair value measurements as required by ASC 820-10-50-2. The Staff notes that, in some cases, descriptions of the valuation methodologies for securities categorized within level 3 of the fair value hierarchy lack clarity. For example, the CrossingBridge Low Duration High Yield Fund references “company-specific information” as the valuation methodology used to fair value level 3 convertible bonds.

Response: The Trust responds by supplementally stating that the “company-specific information” used by each Fund’s investment adviser, in its capacity as the Fund’s valuation designee for purposes of Rule 2a-5 under the Investment Company Act of 1940, as amended, to fair value level 3 securities includes:

Type of Security	Examples of Inputs
Corporate bonds and notes; convertible securities	Primarily based on financial analysis employing quantitative and qualitative inputs such as but may not be limited to: discounted cashflow, sum-of-the parts, competitive comparable valuations, and liquidation analysis
Special Purpose Acquisition Companies (SPACs); SPAC founders shares	Upon separation, value based on public warrant pricing. Prior to separation, valued at $0

The Trust further responds that for future shareholder reports it will enhance the level 3 valuation methodologies disclosure as applicable for the Funds.

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

/s/ John P. Buckel
John P. Buckel
President
Trust for Professional Managers